

Provident Updates Hedge Price Disclosure, Announces 2011 Third Quarter Results Release Date and Third Quarter Conference Call Details

News Release 29-11

October 21, 2011

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that it has updated its weighted average hedge price summary for NGL frac spread volumes as well as its summary of current financial derivative positions on its website at www.providentenergy.com/bus/riskmanagement/commodity.cfm. The updated information reflects Provident's hedge positions using forward market indications at September 30, 2011. For the remainder of 2011 Provident has hedged approximately 75 percent of its estimated NGL frac spread sales volumes and approximately 59 percent of its estimated natural gas input volumes.

2011 Third Quarter Release Date and Conference Call Details

Provident Energy Ltd. will release its 2011 third quarter interim unaudited financial and operating results on November 9, 2011 after markets close.

A conference call has been scheduled for Thursday, November 10 at 7:30 a.m. MDT (9:30 a.m. Eastern) to discuss Provident's 2011 third quarter results. To participate, please dial 647-427-7450 or 888-231-8191 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until November 17, 2011 by dialing 403-451-9481 or 855-859-2056 and entering passcode 20775448. Provident will also provide a replay of the call on its website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

Investor and Media Contact:

Investor Relations

Kim Anderson
Director Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 –2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com